UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2020
Commission file number: 001-37694

NORBORD INC. (Exact name of registrant as specified in its charter)

1 Toronto Street, Suite 600
Toronto, Ontario, Canada, M5C 2W4
(416) 365-0705
(Address and Telephone Number of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☐            Form 40-F  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐
The information contained in Exhibits 99.2 and 99.3 of this Form 6-K is incorporated by reference into the registrant’s following registration statements on Form F-10: File No. 333-230459, Form F-3: File No. 333-220258 and Form S-8: File Nos. 333-213179 and 333-211895.

EXHIBIT INDEX
The following documents, which are attached as exhibits hereto, are incorporated by reference herein:

Exhibit	Description

99.1	Press Release, dated November 5, 2020

99.2	Unaudited Condensed Interim Consolidated Financial Statements

99.3	Management’s Discussion and Analysis

99.4	Form 52 - 109F2 - Certification of Interim Filings – CEO

99.5	Form 52 - 109F2 - Certification of Interim Filings – CFO

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 5, 2020	NORBORD INC.

	By:	/s/ Tracy Connelly McGilley
Name: Tracy Connelly McGilley
Title: Corporate Secretary